EXHIBIT 99.0


                           FORWARD LOOKING STATEMENTS
                              CAUTIONARY STATEMENT

Statements regarding the future prospects of the Company must be evaluated in the context of a number of factors that may materially affect its financial condition and results of operations. Most of these factors have been discussed in prior filings by the Company with the Securities and Exchange Commission. Although the Company has attempted to list the factors that it is currently aware may have an impact on its operations, other factors may in the future prove to be important and the following list should not necessarily be considered comprehensive.

THE COMPANY'S OPERATIONS HAVE BEEN AFFECTED BY CYCLES OF GROWTH AND CONTRACTION IN THE ELECTRONIS INDUSTRY AND COULD BE AFFECTED BY ANOTHER DOWNTURN IN THE FUTURE.

The majority of the Company's revenue is directly or indirectly related to capital expenditures in the electronics industry. This industry is highly cyclical and has historically experienced periodic downturns which often have had a severe effect on capital expenditures. During the second half of 1998, the market for capital goods in the electronics industry deteriorated, which had a significant negative impact on revenues. In the second half of 1999 and throughout 2000, the market strengthened resulting in sequentially quarterly increases in revenues. For the foreseeable future, the Company's operations will continue to be dependent on the capital expenditures in this industry which, in turn, are largely dependent on the market demand for products containing integrated circuits.

THE COMPANY DERIVES OVER HALF ITS REVENUE FROM TWO OEM CUSTOMERS AND THE LOSS OF EITHER OF THESE CUSTOMERS WOULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY.

The Company's revenue levels continue to be largely dependent on the order rates of its large OEM customers. For the year ended December 31, 2000, two of the Company's customers, Juki Corporation and Philips Electronics N.V., accounted for approximately 54% of the Company's revenues. The loss of, or a significant curtailment of purchases by, these OEM customers would have a material adverse effect on the Company's results of operations.

THE COMPANY USES OUTSIDE CONTRACTORS TO BUILD PORTIONS OF ITS PRODUCTS AND TO SUPPLY COMPONENTS. IF THE COMPANY'S ARRANGEMENTS WITH THESE CONTRACTORS AND SUPPLIERS WERE INTERRUPTED, ITS OPERATIONS WOULD BE ADVERSELY AFFECTED.

The Company currently contracts with third party assembly houses for a substantial portion of the purchase and assembly of components of its products. Although the Company endeavors to inspect and internally test most components prior to final assembly, reliance on outside contractors reduces its control over quality and delivery schedules. The failure by one or more of these subcontractors to deliver quality components in a timely manner could have a material adverse effect on the Company's results of operations. In addition, a number of the components used in the Company's products are available from only a single supplier or from a limited number of suppliers. Some of these components have relatively long order cycles, in some cases over one year, and the timely availability of these components to the Company is dependent on the Company's ability to develop accurate forecasts of customer volume requirements. Any interruption in or termination of supply of these components, or material change in the purchase terms, including pricing, of any of these components, or a reduction in their quality or reliability, could have a material adverse effect on the Company's business and results of operations.

MORE THAN HALF OF THE COMPANY'S REVENUE IS DERIVED FROM SALES OF ONE PRODUCT LINE AND THE COMPANY'S OPERATIONS WOULD BE MATERIALLY ADVERSELY AFFECTED IF A COMPETITOR INTRODUCED A SUPERIOR PRODUCT OR THE OEMS REDUCED THEIR USE OF THIS PRODUCT FOR OTHER REASONS.

The Company's revenues continue to be dependent on product sales from a single sensor product line sold to OEM customers. For the year ended December 31, 2000, approximately 53% of the Company's revenues were from shipments of LaserAlign sensors to OEM customers. This product has historically competed favorably in the marketplace and the Company continues to introduce newer configurations in response to customer requirements. However, a significant reduction in the use of this products by OEM equipment manufacturers would have a material adverse effect on the Company's results of operations.

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THE COMPANY HAS DEVELOPED PROPRIETARY TECHNOLOGIES ON WHICH MOST OF ITS PRODUCTS
ARE BASED AND IF OTHER ENTITIES MISAPPROPRIATED SOME OF THESE TECHNOLOGIES, OR
IF THESE TECHNOLOGIES WERE FOUND TO INFRINGE ON THE RIGHTS OF OTHERS, THE
COMPANY WOULD BE ADVERSELY AFFECTED.

The Company relies heavily on its proprietary hardware designs and software technology. Although the Company uses a variety of methods to protect its technology, it relies most heavily on patents and trade secrets. There can be no assurance that the steps taken by the Company will be adequate to deter misappropriation of its technology, that any patents issued to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide a competitive advantage to the Company. In addition, there remains the possibility that others will "reverse engineer" the Company's products in order to determine their method of operation and introduce competing products or that others will develop competing technology independently. Any such adverse circumstances could have a material adverse effect on the Company's results of operations.

As the number of its products increases, the markets in which its products are sold expands, and the functionality of those products grows and overlaps with products offered by competitors, the Company believes that it may become increasingly subject to infringement claims. Although the Company does not believe any of its products or proprietary rights infringe the rights of third parties, there can be no assurances that infringement claims will not be asserted against the Company in the future or that any such claims will not require the Company to enter into royalty arrangements or result in costly litigation.

THE COMPANY IS DEPENDENT ON THE MANAGEMENT AND TECHNICAL EXPERTISE OF STEVEN CASE AND STEVEN QUIST AND THE LOSS OF EITHER OF THEIR SERVICES WOULD HAVE AN ADVERSE AFFECT ON THE COMPANY.

The Company is highly dependent upon the technical expertise, management and leadership of Dr. Steven K. Case, Chairman and director of the Company and Steven M. Quist, President and CEO and director of the Company, as well as other members of the Company's senior management team, many of whom would be difficult to replace. Although the Company has a key-man insurance policy on Dr. Case and Mr. Quist and has retained other experienced and qualified senior managers, the loss of the services of Dr. Case, Mr. Quist or other key personnel could have a material adverse effect on the Company. During 2000, Dr. Case became President and CEO of Avanti(R) Optics Corporation, a development stage company formed to develop production equipment for fiber optic component assembly. Dr. Case continues to work 50% of his time for the Company and remains Chairman of the Board of Directors.


ELECTRONICS MARKETS CHANGE RAPIDLY AND NEW TECHNOLOGY COULD CAUSE THE COMPANY'S PRODUCTS TO BECOME OBSOLETE OR LOSE THEIR COMPETITIVE ADVANTAGE.

The market for the Company's products is characterized by rapidly changing technology. Technologies employed in the circuit board production industry and semiconductor wafer fabrication industry continue to change rapidly and new technology could cause a portion of the Company's products to become obsolete at any time. Accordingly, the Company believes that its future success will depend upon its ability to continue to develop and introduce new products with improved price and performance. In order to develop such new products successfully, the Company is dependent upon close relationships with its customers and their willingness to share information about their requirements and participate in joint development efforts with the Company. There can be no assurance that the Company's customers will continue to provide it with timely access to such information or that the Company will be able to develop and market such new products successfully and respond effectively to technological changes or new product announcements by others.

OVER 70% OF THE COMPANY'S REVENUE DURING THE PAST THREE YEARS HAS COME FROM INTERNATIONAL SOURCES AND ARE SUBJECT TO THE FLUCTUATIONS AND OTHER FACTORS THAT AFFECT INTERNATIONAL SALES.

In the years ended December 31, 2000, 1999, and 1998 sales of the Company's products to customers outside the United States accounted for approximately 73%, 77%, and 82%, respectively, of the Company's revenue. The Company anticipates that international revenue will continue to account for a significant portion of its revenues. The Company's operating results are subject to the risks inherent in international sales, including, but not limited to, various regulatory requirements, political and economic changes and disruptions, transportation delays, difficulties in staffing and managing foreign sales operations, and potentially adverse tax consequences. In addition, fluctuations in exchange rates may render the Company's products less competitive relative to local product offerings. There can be no assurance that these factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's operating results. While sales to date have been all in US dollars, sales in foreign currency are anticipated in 2001.

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THE COMPANY COMPETES WITH LARGER ENTITIES THAT MAY HAVE MORE RESOURCES AND A
WIDE VARIETY OF SMALLER ENTITIES THAT COULD DEVELOP NEW TECHNOLOGIES.

The Company competes with other vendors of optical sensors, with vendors of machine vision systems, and with the internal engineering efforts of the Company's current or prospective customers, many of which may have greater financial and other resources than the Company. There can be no assurance that the Company will be able to compete successfully in the future or that the Company will not be required to incur significant costs in connection with its engineering research, development, marketing and customer service efforts to remain competitive. Moreover, the Company's principal customers operate within the electronics industry, which is highly competitive and highly dependent upon its suppliers' ability to provide high quality, cost efficient products. Competitive pressures may result in price erosion or other factors which will adversely affect the Company's financial performance.

The end user SMT Systems products have in excess of 40 competitors, many of which are larger and have greater financial resources. While the Company believes that its products offer differentiated technology and benefits to its customers at a competitive price, competitive pressures may cause growth rates to be less than planned and adversely affect the Company's financial performance.

THE COMPANY'S OPERATIONS VARY SIGNIFICANTLY EACH QUARTER BASED ON A NUMBER OF FACTORS OUTSIDE OF ITS CONTROL AND IT MAY NOT BE ABLE TO PREDICT THESE FLUCTUATIONS.

The Company has experienced quarterly fluctuations in operating results and anticipates that these fluctuations will continue. These fluctuations have been caused by various factors, including the capital procurement practices of its customers and the electronics industry in general, the timing and acceptance of new product introductions and enhancements, and the timing of product shipments and marketing. Future operating results may fluctuate as a result of these and other factors, including the Company's ability to continue to develop innovative products, the introduction of new products by the Company's competitors, the Company's product and customer mix, the level of competition and overall trends in the economy.

THE MARKET PRICE OF THE COMPANY'S COMMON STOCK HAS HISTORICALLY BEEN VERY VOLITILE AND MAY EXHIBIT THE SAME VOLATILITY IN THE FUTURE.

The Company believes that factors such as the announcement of new products by the Company or its competitors, market conditions in the electronics and precision measurement industries in general and quarterly fluctuations in financial results could cause the market price of the Common Stock to vary substantially. In recent years, the stock market has experienced price and volume fluctuations that have particularly affected the market prices for many high technology companies and which often have been unrelated to the operating performance of such companies. The market volatility may adversely affect the market price of the Company's Common Stock.

THE COMPANY HAS COMPLETED A NUMBER OF ACQUISITIONS DURING THE PAST FEW YEARS AND INTENDS TO CONTINUE TO EXPLORE ADDITIONAL ACQUISITIONS, ANY OF WHICH COULD NEGATIVELY IMPACT OPERATING RESULTS.

During 2000 and 1999 the Company consummated several strategic acquisitions at a cost of approximately $26.6 million. These acquisitions resulted in intangible assets of approximately $16.0 million, which are being amortized over periods ranging from 4 to 7 years. The future financial performance of the Company will be significantly impacted by the ability to successfully integrate operations and development efforts of the acquired organizations into those of CyberOptics and to generate operating performance from acquired operations sufficient to have a positive contribution to net income.

THE COMPANY'S PRODUCT INTRODUCTIONS MAY BE DELAYED AND MAY NOT ACHIEVE MARKET ACCEPTANCE.

There are a number of significant new product introductions planned for fiscal 2001. The ability of the Company to successfully introduce, and manufacture these products and for them to gain rapid market acceptance will have a significant impact on the future financial performance.

REGULATORS MIGHT NOT AGREE WITH THE COMPANY'S ACCOUNTING TREATMENT OF VARIUOS ITEMS.

Although the Company believes that the assumptions upon which the accounting treatment of the Kestra, HAMA, and Imagenation businesses was appropriate, there can be no assurance that such accounting treatment, upon review by the Securities and Exchange Commission, will not be questioned or that adjustments to the purchase accounting will not be required by the SEC.